Exhibit (a)(5)(K)

Press conference
E.ON’s final offer for Endesa
Madrid, February 3, 2007

Presentation by:

Dr. Wulf H. Bernotat
Chairman of the E.ON AG Board of Management and CEO

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Buenos días a todos. Estamos muy satisfechos de que tantos de vosotros hayais podido venir a nuestra rueda de prensa este sábado, en pleno fin de semana.

(Good morning everybody. We are very pleased that so many of you have been able to attend our press conference this Saturday, in the middle of the weekend)

Indeed, we are glad that you have given us your time today. We have come to know each other well over the past months and I see many familiar faces in front of me this morning. When we launched our initial offer pretty much a year ago, I did not believe then that the process would take us so long and take us on such a challenging path. Nor did I assume that it would take so much of my personal effort and energy to be where we are today. But I stand here today, a year older, with all the experience of the past 12 months which in hindsight I appreciate and honestly would not like having missed.

During the last year we have fulfilled all legal obligations and won approval from all necessary Spanish and European authorities to now present our final offer to the Endesa shareholders. In this long and arduous process, we have never wavered in our determination to complete the transaction and we remain fully committed to a successful conclusion.

As you know, we submitted our final increased offer price of 38.75 Euro to the CNMV yesterday. This price is now fixed and cannot be increased further. Our offer is based on our revised fundamental valuation of Endesa’s business, and demonstrates once again our commitment to bringing this process to a successful conclusion. Following the CNMV approval, which we expect within the next few days, we can finally put our offer directly to the people who count most in this process, namely Endesa’s shareholders. As you are all aware, this is something we have been very keen to do from the day we launched our offer, and I am delighted that we now have this opportunity.

E.ON AG Press conference, Madrid, February 3, 2007                                                                                                                                          Page 2 of 8
Presentation by Dr. Wulf H. Bernotat

We remain convinced that this offer is both compelling and unique for Endesa’s shareholders. In terms of value, it represents a premium of 109% to the price of Endesa’s shares on September 2 2005, the last trading day before Gas Natural launched its offer for Endesa. Indeed, many brokers and analysts have clearly stated that Endesa’s share price would be well below today’s price without the impact of our bid. However our revised final price is even slightly above Endesa’s average last 10 day-share price which has been quite driven by speculation. These are all factors we would ask Endesa’s shareholders to bear in mind when they consider the merits of our offer.

In addition, only E.ON’s offer delivers the certainty of being a cash offer for 100% of the business which is available to all shareholders - institutional and private - including those 800,000 small shareholders of whom some may only have 5 or 10 shares. This means that there can be no comparison whatsoever between our offer and what some commentators refer to as the “Spanish solution”, which amounts to nothing more than the acquisition of a minority shareholding for the benefit of a few select shareholders.

But our offer is much more than just an attractive price for all shareholders: we believe that the combination of E.ON and Endesa will be in the best interest of Endesa, its employees, the wider Spanish economy and Spanish energy consumers. This is because E.ON’s offer uniquely guarantees the integrity of Endesa’s business, and provides a compelling strategic vision for the future. In turn, this means that not only will Endesa remain operationally intact, we are also fully committed to maintaining Endesa’s stable financial structure and delivering its investment plans.

E.ON AG Press conference, Madrid, February 3, 2007                                                                                                                                          Page 3 of 8
Presentation by Dr. Wulf H. Bernotat

We also intend to build on Endesa’s strength. Endesa has excellence at its core. It is led by a strong and exceptional team which has demonstrated excellent management capabilities to deliver across the value chain and markets. In addition the Endesa management, working with the support of its employees, has consistently demonstrated its commitment to the development of the Spanish energy market for the benefit of all its customers.

Given these excellent foundations, Endesa will have a very important role to play within the E.ON Group, both as leader of the Southern Europe and Latin American Market Unit, as well as a contributor to the overall development of group strategy and operational excellence.

As a new market unit, Endesa will be responsible for managing all operational activities within the relevant regions. Indeed, anyone who is familiar with the way E.ON operates knows that each market unit retains wide-ranging decision making responsibilities. This means that even as part of E.ON, Endesa will keep its identity, its autonomy and integrity. The new market unit will be managed out of Madrid, ensuring that the city will continue to be the center of gravity for Endesa’s energy business in Southern European and Latin America. It will also be the largest market unit within the E.ON group in terms of earnings. Building on that excellent basis, we will further develop the strategic position in Southern Europe and Latin America.

In short, through acquiring Endesa, we know that we will be combining forces with a highly successful company which has excellent management and wide-ranging expertise, and we are determined to make the most of these qualities from day one.

You may have read reports that many of our employees are learning Spanish. This is just one of the many rumours related to our transaction. In this case, I am happy to confirm that this rumour is indeed true. It is a sign of our commitment and demonstrates how we are looking forward to getting to know and starting to work with Endesa people. E.ON’s employees are keen to learn from Endesa’s, and by sharing best practice, expertise, and the wide-ranging talent from across both companies, we believe we can grow successfully together. To take just one example of this, we intend to establish a Global Centre of Excellence in Distribution here in Spain. This centre will be based in Barcelona and will bring together talented employees from across the E.ON Group both to share knowledge, and to exchange the latest developments in distribution best practice from across the globe.

E.ON AG Press conference, Madrid, February 3, 2007                                                                                                                                          Page 4 of 8
Presentation by Dr. Wulf H. Bernotat

I would like to invite all Endesa employees to join our group. From day one we are going to walk together along a common path to the future. My message to them is simple: from day one, your thoughts, ideas and opinions will be an essential ingredient to the success of our group. And from our side we can offer you a real opportunity to share your talents and gain international experience. Indeed, our employees from all over the world are already working across borders and taking advantage of the support and excellent opportunities that only a world leading energy company can provide. As part of E.ON, Endesa’s employees will also be able to take full advantage of this opportunity.

Ladies and Gentlemen, the transaction will combine two of the leading European energy players helping to shape and support a single European energy market, in which Spain’s will play an important role. Together we will ensure deeper regional inter-connections and a more efficient use of the EU’s energy infrastructure.

E.ON will further drive competition in the European energy markets, which is in line with EU policy. This is good news for energy consumers in all European markets. Furthermore we are committed to ensure, that Spanish customers enjoy a high quality of service.

E.ON AG Press conference, Madrid, February 3, 2007                                                                                                                                          Page 5 of 8
Presentation by Dr. Wulf H. Bernotat

Spanish consumers will also benefit from the increased security of supply that a combined E.ON and Endesa will bring to the Spanish market. The transaction will create a business with the scale and resources to carry out the necessary investments to renew and develop Europe’s energy infrastructure. And with over 50 million customers in more than 30 different countries, the combination of E.ON and Endesa will be a group with the capacity to leverage and negotiate with the primary energy producers across the world. The new group will also be able to take advantage of already established positions in the energy market. For example, Spain will benefit from our strength in natural gas distribution and E.ON can benefit from Endesa’s advantageous position in the LNG market. Our operational track record shows that we also have a unique set of strengths and abilities that we will be glad to share with Spain - after all, nuestra vocación es la energía!

The transaction is also welcome news for E.ON shareholders. The increased offer meets our strict investment criteria, is expected to be earning enhancing in the first full year of acquisition, and will deliver returns above its cost of capital three years after acquisition. Moreover, we have always said that we expect to create additional value from the combination of E.ON and Endesa, and we are now in a position to provide more detailed information. I am therefore pleased to announce that we expect to create a further 600 million euros per year of additional value from 2010. Most of this value will be created by sharing best practice across the group. By combining E.ON and Endesa we will build on our strengths and take advantage of our scale and size to deliver best value to all our stakeholders. E.ON already has an excellent and successful track record of sharing best practice across the existing E.ON group, and we belive that there will be significant benefits from bringing Endesa into this process. As we develop and build new power stations, for example, or invest into tomorrow’s energy infrastructure, our market units share specialist knowledge and expertise that help them deliver high quality performance and more efficient processes. In the same way, we will make the best use of all the talent we have within Endesa. By learning and growing together, E.ON and Endesa will be the undisputed leader in the power and gas industry.

E.ON AG Press conference, Madrid, February 3, 2007                                                                                                                                          Page 6 of 8
Presentation by Dr. Wulf H. Bernotat

In summary, this is an excellent offer which provides all stakeholders with an outstanding opportunity to benefit from the further integration of the European energy market. This is why we are confident that a majority of Endesa’s shareholders will vote to remove the voting right and other by-laws restrictions at the forthcoming EGM in March, thus allowing them to tender their shares before the expiration date. The last day for shareholders to tender their shares is likely to be late in March, and we would expect to settle the transaction in the first half of April. This will mark the beginning of a new era for both Endesa and E.ON and we are looking forward to it.

Thank you for your attention and now I will be pleased to take your questions.

On the 26th of January 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere.

E.ON AG Press conference, Madrid, February 3, 2007                                                                                                                                          Page 7 of 8
Presentation by Dr. Wulf H. Bernotat

Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON AG Press conference, Madrid, February 3, 2007                                                                                                                                          Page 8 of 8
Presentation by Dr. Wulf H. Bernotat